Exhibit 99.21

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	April 3, 2007

Canadian Superior to Drill in Trinidad and Releases 2006 Operating Results

CALGARY, ALBERTA - (CCNMatthews - April 3, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG)(AMEX:SNG) announced today that it expects the Kan Tan IV semi-submersible drilling rig, currently undergoing a major refurbishment in Brownsville, Texas, will be towed to Trinidad later this month, with drilling to commence in May. Canadian Superior will be drilling three (3) back-to-back wells on its “Intrepid” Block 5(c) located approximately 90 miles off the east coast of the island of Trinidad. The first prospect to be drilled is named “Victory”; the second has been named “Bounty” and the third is “Endeavour”. The Kan Tan IV drilling rig is operated by Maersk Contractors, a part of A.P. Moller - Maersk A/S (“Maersk”) headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B), and is owned by SINOPEC Star Petroleum Company Limited of Beijing, China, which is owned by the SINOPEC Group of Companies of Beijing, China, the 3rd largest company in China which trades on the New York Stock Exchange (“NYSE”) under the stock symbol (NYSE:SNP).

During 2006 Canadian Superior had a very successful Drilling Program. The Company drilled or participated in 58 gross (28.6 net) wells with an overall drilling success rate of 95%. These drilling results increased the Company’s Western Canadian Annual Average Daily Production (sales) by 10% to 2,889 boe/d and increased Proven Reserves in Western Canada to 5,193 mboe, up 10% compared to 2005; and, increased Proven Plus Probable Reserves to 8,131 mboe, up 12% compared to 2005. These achievements occurred in 2006 despite a 29% decline in cash flow compared to 2005 which was due to significant decreases in natural gas commodity prices.

Even with the significant decline in natural gas commodity prices of 26%, noted above, Canadian Superior was able to increase its production and also continue to make strategic land sale acquisitions resulting in the Company holding 267,639 gross (182,923 net) acres of predominately Canadian Superior operated land in Western Canada, with a high working interest of approximately 70% at year-end, through the efficient use of its Western Canadian cash.

Canadian Superior’s Chairman Greg Noval said today in Calgary, “I am very pleased with the Company’s 2006 results and our Western Canada staff’s 2006 performance, particularly in lieu of the lower commodity price environment. Canadian Superior has been working very hard in 2006 and will continue to do this to maximize shareholder value. We are also very excited about our upcoming major Trinidad drilling program which we will be commencing approximately 45 days from now. I would like to take this opportunity to compliment our offshore drilling team for their efforts which will allow us to shortly commence our drilling program in a safe and efficient manner in Trinidad. Trinidad is one of the most coveted oil and gas basins in the world today. As many as 18 of British Petroleum’s (BP’s) top 25 producing wells world-wide are located in Trinidad, including BP’s Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, offsetting Canadian Superior’s “Intrepid” Block 5(c) to the west is British Gas’s (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with our “Intrepid” Block 5(c) in the ‘dip’ direction (SW-NE). The same holds true in the ‘strike’ direction (NW-SE), with BP’s Manakin and Statoil’s Cocuina fields on trend to the southeast of our ‘Intrepid’ Block 5(c) and EOG Resources, Inc.’s 2006 discovery to the northwest, again directly on trend in the ‘strike’ direction.

Many companies experienced declines in cash flow during 2006 in the lower commodity price environment and we too have felt that effect in 2006; however, we expect less volatility and steady increases in pricing later in 2007. Also, I want to specifically address our Net Income Loss of $10.9 million in 2006. This amount includes $25.7 million of depletion and amortization, all non-cash items, and therefore the loss is not reflective of the Company’s true operating results and also increases Canadian Superior’s tax pools which minimize income tax.

In regard to the upcoming Trinidad drilling, we have a great relationship with Maersk and SINOPEC and compliment both companies on their hard work to allow us to jointly move forward with our Trinidad and Tobago Projects. We are also working on other business opportunities and Canadian Superior is involved in a significant new confidential LNG Project. Also we are working with another company on large offshore projects in Tunisia and Libya where Canadian Superior will have a 25% interest. In addition, we are looking to expand our land holding offshore Trinidad and Tobago. In this regard, we participated in the most recent Trinidad and Tobago offshore bid round held in November 2006 and tendered a bid proposal for Block 2(ab), located on the East Coast continental shelf, offshore Trinidad, in water depths up to 160m (525 feet), extending from, and offsetting, our “Mayaro/Guayaguayare” (M/G) offshore Block to Block 2(c) operated by BHP Billiton and on trend with the Angostura Field. Block 2(ab) comprises an area of 216,372 acres and our evaluation of Block 2(ab) has resulted in the identification of several major structural features on the block. As of today’s date, we and other bidders that qualified for the bid round are awaiting the results of the bidding, which we expect later this month. I would like to thank our shareholders and investors for their continued great support.”

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.

Suite 2700, 605 – 5rd Avenue S.W.

Calgary, Alberta, Canada  T2P 3H5

Mike Coolen, President and Chief Operating Officer

Phone:  (403) 294-1411

Fax:      (403) 216-2374

www.cansup.com